FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**Report of Foreign Private Issuer
Pursuant to Rule 13a – 16 or 15b – 16 of
The Securities Exchange Act of 1934**

For the month of MAY, 2002

Trans-Orient Petroleum Ltd.

(Translation of registrant's name into English)

887 Helmcken Street, Vancouver, BC, V6Z 1B1 Canada

(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F X Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes X No ______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-27668.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2002

Trans-Orient Petroleum Ltd.
(Registrant)

(Signature)

Garth Johnson
(Name)

Corporate Secretary
(Title)

Trans-Orient Updates Financing Activities

Vancouver, BC, May 23, 2002 - Trans-Orient Petroleum Ltd., (OTCBB: TOPTF) advises that it has deferred its plans to acquire a further shareholding in Indo-Pacific Energy Ltd. (INDOF).

This decision was based on the dispute initiated by Greymouth Petroleum regarding title in relation to the Goldie oil pool, located in the Taranaki Basin of New Zealand. For further details please refer to the announcement made by Indo-Pacific, dated May 17, 2002.

Trans-Orient currently holds 776,945 shares representing approximately 12% of the issued capital of Indo-Pacific.

For further Information:
Republic Communications Ltd.
Toll Free: 1-866-414-4144
Email: ir@transorient.com

Web Site:
www.transorient.com